# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: BOXABL INC., CIK 0001906364
CUSIP: 10316W107
Title of class of securities: Class A Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: 5345 E. N. Belt Road, North Las Vegas, Nevada (NV), 891155
Date of event which requires filing of this statement: 07/17/2026
Filed by CIK 0001996021
Persons authorized to receive notices and communications: Galiano Paolo Tiramani, c/o Boxabl Inc., 5345 E. N. Belt Road, North Las Vegas, Nevada (NV), 89115, (702) 500-9000

## Reporting persons
- Galiano Paolo Tiramani (CIK 0001996021): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 59,613,662; shared voting power 439,019; sole dispositive power 59,613,662; shared dispositive power 439,019; aggregate amount beneficially owned 60,052,681 (86.5% of the class); the aggregate amount excludes certain shares
  Comment: Each share of Class B Common Stock (referred to in the below notes) converts into one share of Class A Common Stock at the option of the holder thereof at any time upon written notice to the transfer agent of the Company.
  
  (1) The number of shares set forth above in line 7 and 9 consists of (i) 389,629 shares of Class B Common Stock, par value $0.0001 per share, held by Mr. Tiramani directly, (ii) 30,998,869 shares of Class B Common Stock held by the Galiano Tiramani 2020 Family Gift Trust and (iii) 28,225,164 shares of Class B Common Stock held by the Shontor Asset Protection Trust. The Shontor Asset Protection Trust was established for the benefit of Mr. Galiano Tiramani, his domestic partner and his descendants. Mr. Galiano Tiramani is the investment trustee of the Shontor Asset Protection Trust.
  
  (2) The Galiano Tiramani 2020 Family Gift Trust is held for the benefit of Mr. Tiramani's descendants. Mr. Tiramani is not the trustee of the trust nor is the trust held for his benefit. Paolo Tiramani, who is Galiano Tiramani's father and serves as Co-Chief Executive Officer and on the Board of Directors of Boxabl Inc., serves as trustee. Mr. Paolo Tiramani disclaims beneficial ownership of the shares held in the Galiano Tiramani 2020 Family Gift Trust.
  
  (3) The number of shares set forth above in line 8 and 10 consists of 439,019 shares of Class A Common Stock underlying Non-Qualified Stock Options held by Mr. Tiramani's spouse.
  
  (4) The number of shares set forth above excludes (i) 379,482 shares of Merger Preferred Stock, par value $0.0001 per share ("Merger Preferred Stock"), held by the spouse of Mr. Tiramani because such shares are not convertible into Class A Common Stock within the next 60 days. On September 18, 2027, 20% of the shares of Merger Preferred Stock, in the aggregate, automatically converts into Class A Common Stock on a one for one basis. Thereafter, an additional 20% of the original shares of Merger Preferred Stock shall automatically convert each subsequent month on a one-for-one basis until all of the Merger Preferred Stock has been converted into Class A Common Stock. Also excludes shares of Class B Common Stock and Merger Preferred Stock that Mr. Galiano Tiramani deposited in the Dechomai Asset Trust, a donor advised fund in which Mr. Tiramani may advise the fund on voting or other matters related to his deposited assets but does not have the power to compel the Trust to act.
  
  (5) The percentage set forth in the line 13 above is based on the quotient obtained by dividing (a) the aggregate number of shares of Class A Common Stock deemed beneficially owned by the Reporting Person as set forth in Row 11 by (b) the sum of (i) 9,409,633 shares of Class A Common Stock outstanding as of July 20, 2026, as reported by the Issuer to the Reporting Person, (ii) 59,613,662 shares of Class B Common Stock beneficially owned by the Reporting Person, which are treated as converted into Class A Common Stock only for the purpose of computing the percentage ownership of the Reporting Person and (iii) 439,019 shares of Class A Common Stock underlying the Non-Qualified Stock Options deemed beneficially owned by the Reporting Person, which are treated as exercised for the underlying Class A Common Stock only for the purpose of computing the percentage ownership of the Reporting Person. Each share of Class A Common Stock is entitled to one vote and each share of Class B Common Stock is entitled to ten votes per share. There are 232,083,710 shares of Class B Common Stock outstanding as of July 20, 2026, as reported by the Issuer to the Reporting Person, including the 59,613,662 shares of Class B Common Stock beneficially owned by the Reporting Person as set forth in footnote 1 above. The percentage reported does not reflect the ten for one voting power of the Class B Common Stock because these shares are treated as converted into Class A Common Stock for the purpose of this report. The total number of outstanding shares of Common Stock (both Class A and Class B) is 241,493,343 and Mr. Tiramani beneficially owns 24.82% of the Company's total outstanding Common Stock, without taking into account the ten for one voting power of the Class B Common Stock.

## Item 1. Security and Issuer
Title of class of securities: Class A Common Stock, par value $0.0001 per share
Name of issuer: BOXABL INC.
Address of issuer's principal executive offices: 5345 E. N. Belt Road, North Las Vegas, Nevada (NV), 891155

## Item 2. Identity and Background
Name of person filing: Galiano Paolo Tiramani
Residence or business address: The principal business address of Galiano Paolo Tiramani is c/o Boxabl Inc., 5345 E. N. Belt Road, North Las Vegas, NV 891155
Present principal occupation or employment: Galiano Tiramani is the Co-Chief Executive Officer and a member of the Board of Directors of the Issuer.
Criminal convictions in the last five years: No
Civil proceedings (securities laws) in the last five years: No
Citizenship: United States of America

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
The shares of Class A Common Stock reported herein as being beneficially owned by the Reporting Person represent (i) shares of Class B Common Stock that were issued to the Reporting Person following the completion of the transactions contemplated in the Agreement and Plan of Merger (as amended, the "Merger Agreement") by and among FG Merger II Corp., reincorporated in Texas and renamed Boxabl Inc. in connection with the transaction contemplated by the Merger Agreement (the "Issuer"), Boxable Inc., a Nevada corporation (the "Old Boxabl") and FG Merger Sub II Inc., a Nevada corporation and wholly-owned subsidiary of FGMC ("Merger Sub") and (i) shares of Class A Common Stock underlying Non-Qualified Stock Options that were assumed by the Issuer.

The Merger Agreement provides for a two-step merger transaction (the "Mergers") in which, first, Merger Sub merged with and into Old Boxabl (the "First Merger"), with Old Boxabl surviving as a wholly-owned subsidiary of FGMC, and, immediately thereafter, Old Boxabl (as the surviving company in the First Merger) merged with and into the Issuer (the "Second Merger"), with the Issuer continuing as the surviving public company and renamed Boxabl Inc.

At the effective time of the First Merger, shares of Old Boxabl's common stock held by the Reporting Person converted into the right to receive the number of shares of Class B Common Stock of the Issuer discussed in Item 5 below, determined by the common exchange ratio set forth in the Merger Agreement. In addition, each share of the Company's preferred stock held by the Reporting Person converted into the right to receive shares of the Issuer's Merger Preferred Stock, determined by the preferred exchange ratio set forth in the Merger Agreement and each other outstanding and unexpired convertible securities of Old Boxable (such as options and restricted stock units but excluding common stock warrants) were assumed by the Issuer and became exercisable or convertible for the Issuer's equity on the same terms, with adjustments as provided in the Merger Agreement.

The shares of Class A Common Stock reported herein as being beneficially owned by the Reporting Person excludes 379,482 shares of Class A Common Stock underlying 379,482 shares of Merger Preferred Stock issued to the spouse of the Reporting Person in connection with the transactions contemplated by the Merger Agreement, because such Preferred Stock is not convertible into Class A Common Stock within the next 60 days, as discussed in footnote 4 above.

## Item 4. Purpose of Transaction
Purpose of transaction:
See Item 3 above.

Reporting Person holds a significant percentage of the Issuer and also serves a member of the Board of Directors and as the Co-Chief Executive Officer of the Issuer, and, in such capacity, may have influence over the corporate activities of the Issuer, including activities which may relate to items described in subparagraphs (a) through (j) of Item 4 of Schedule 13D. In such capacity, he may communicate with other members of management, other members of the Board, and/or other shareholders from time to time with respect to operational, strategic, financial or governance matters or otherwise work with management and the Board with a view to maximizing shareholder value. Such discussions and actions may be preliminary and exploratory in nature, and may not rise to the level of a plan or proposal.

Except as described in this Schedule 13D, the Reporting Person does not have any present plans or proposals that relate to or would result in any of the actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D, although, subject to the agreements described herein, the Reporting Person, at any time, and from time to time, may review, reconsider and change his position and/or change his purpose and/or develop such plans and may seek to influence management of the Issuer or the Board with respect to the business and affairs of the Issuer and may from time to time consider pursuing or proposing such matters with advisors, the Issuer, or other persons.

The information regarding the transactions contemplated by the Merger Agreement set forth in Item 3 above is incorporated into this Item 4 by reference.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: See responses to the cover page, including footnotes 1 through 5 thereto.
Number of shares as to which each person has sole or shared power to vote or dispose: See responses to Items 7, 8, 9 and 10 on the cover page and the footnotes thereto.
Transactions in the class effected during the past sixty days: Except as set forth in this Schedule 13D, the Reporting Person has not engaged in any transaction with respect to the Issuer's Class A or Class B Common Stock during the sixty days prior to the date of filing this Schedule 13D.
Other persons with the right to receive dividends or sale proceeds: Each of Mr. Paolo Tiramani, as Trustee of the Galiano Tiramani 2020 Family Gift Trust, and Kristin Gifford, as Independent Special Trustee of the Trust, has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities held in the Trust. Kristin Gifford, as Distribution Trustee of the Shontor Asset Protection Trust, has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities in the Trust. Except as described in this Schedule 13D, no person other than the Reporting Person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of the common stock of the issuer beneficially owned by the Reporting Person as reported in this Schedule 13D.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
The Issuer, FG Merger Investors II LLC, and the Reporting Person entered into a Lock-Up Agreement pursuant to which the Reporting Person agreed to restrictions on transfer for up to one year following the closing of the transactions contemplated by the Merger Agreement (the "Closing") with respect to the all shares of Common Stock of the Issuer held as of the date of the agreement or acquired upon conversion of any shares of Preferred Stock of the Issuer (collectively, the "Lock-Up Shares"). These lock-up restrictions, subject to certain exceptions, will end on the earlier of (i) with respect to 50% of the Lock-up Shares, the earlier of (A) twelve (12) months following the Closing and (B) the date on which the closing price of the Combined Company's Common Shares equals or exceeds $12.00 per share (as adjusted for stock splits, stock dividends, reorganizations and recapitalizations) for any twenty (20) trading days within any thirty (30) trading day period commencing after the Closing, and (ii) with respect to the remaining 50% of the Lock-up Shares, twelve (12) months following the Closing, or earlier, in each case, if subsequent to the Closing, the Issuer consummates a subsequent liquidation, merger, capital stock exchange, reorganization or other similar transaction that results in all of the Issuer's stockholders having the right to exchange their shares of Common Stock for cash, securities or other property. Notwithstanding the foregoing, such lock-up provisions shall automatically expire if the Issuer's Common Stock trades at or above $20.00 at any time, including during intraday trading.

The foregoing description of the Lock-Up Agreement is qualified in its entirety by reference to the full text of the agreement, a copy of which is attached as Exhibit 99.1 to this Schedule 13D and is incorporated herein by reference.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: 99.1. Lock-Up Agreement (incorporated by reference to the Form of Company Lock-up Agreement filed as Exhibit 10.1 to the Issuer's Current Report on Form 8-K, filed with the Securities and Exchange Commission on July 23, 2026).

## Signatures
- Galiano Paolo Tiramani: /s/ Galiano Paolo Tiramani, Galiano Paolo Tiramani (07/24/2026)